BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

04024684

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Thursday, 29 April 2004
SUBJECT:	ASX Announcements
PAGES (inc. cover)	2

SUPPL

RECEIVED
2004 APR 30 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which were released through the Australian Stock Exchange on 2 April, 2004 –

1. Restructure and Re-Listing for BresaGen

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

dlw 5/4

If there are any problems with this transmission, call 08 8234 2660

ANNOUNCEMENT TO SHAREHOLDERS
1 April, 2004

RESTRUCTURE AND RE-LISTING FOR BRESAGEN

The Administrators of BresaGen Ltd, Messrs Bruce Carter and Martin Lewis of specialist corporate recovery and turnaround firm Ferrier Hodgson have reached an in-principle agreement for the restructure and relisting of the company with CBio Ltd. CBio is an unlisted public biotechnology company based in Queensland.

The deal is subject to a number of conditions, including approvals by the various stakeholders and final documentation.

Under the deal, BresaGen will continue to operate its protein pharmaceutical business from Thebarton, South Australia and the majority of its workforce will be retained.

"This is a great result for all parties and if all conditions are satisfied creditors are likely to receive 100 cents in the dollar, with value hopefully being restored to shareholders," Mr Lewis said.

A second meeting of creditors of BresaGen is due to be held later this month and creditors will be notified accordingly.

At this time there is no further information to be made available to shareholders. It is likely that documents, including notice of shareholders meeting will be provided to shareholders in June/July 2004.